SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ n.º 02.808.708/0001-07
NIRE n.º 35.300.157.770

Minutes of the Board of Directors’ Meeting of Companhia de Bebidas das Américas - AmBev (the “Company”), held on April 12, 2005, drawn up in form of summary.

1.	Date, time and place: On April 12, 2005, at 2 p.m., at the Company’s headquarters located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017 - 4º andar.

2.

Attendance: Totality of the members of the Board of Directors, as follows: Victório Carlos De Marchi, Marcel Herrmann Telles, Roberto Herbster Gusmão, John Franklin Brock III, Carlos Alberto da Veiga Sicupira, José Heitor Attilio Gracioso, Brent David Willis, Vicente Falconi Campos and Luis Felipe Pedreira Dutra Leite.

3.	President/Secretary: President: Victório Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.	Subject: (i) election of the Co-Chairmans of the Board of Diretors; and (ii) election of the General Officer for Latin America and General Officer for North America.

5.	Deliberations:

(i) Following the election of the members of the Board of Directors of the Company held at the Ordinary General Meeting of this date, the Company’s Board members deliberate on the election of Victório Carlos De Marchi and John Franklin Brock III as the Co-Chairmans of the Board of Directors, pursuant to Article 21 of the Company’s By-laws.

(ii) Due to the creation, at the Extraordinary General Meeting held on this date, of the positions of the “General Officer for Latin America” and “General Officer for North America” at the Board of Officers’ level, the members of the Board of Directors of the Company resolve to elect: (a) Luiz Fernando Ziegler de Saint Edmond as “General Officer for Latin America”, formerly designated “General Executive Officer”, and (b) Carlos Alves de Brito as “General Officer for North America”, formerly designated “Executive Officer for North America”. Pursuant to this deliberation, the Company’s Board of Officers, elected at the Board of Director’s Meeting held on December 14 and 15, 2004, is as folows: (1) Luiz Fernando Ziegler de Saint Edmond, as General Officer for Latin America; (2) Carlos Alves de Brito, as General Officer for North America; (3) João Mauricio Giffoni de Castro Neves, as Chief Financial Officer and Investor Relations Officer; (4) Bernardo Pinto Paiva, as Sales Executive Officer; (5) Carlos Eduardo Klützenschell Lisboa, as Marketing Executive Officer; (6) Juan Manuel Vergara Galvis, as Executive Officer for Hispanic Latin America; (7) Ricardo Barcellar Wuerkert, as People and Management Executive Officer; (8) Pedro de Abreu Mariani, as Legal Executive Officer; (9) Claudio Braz Ferro, as Industrial Executive Officer; (10) Francisco de Sá Neto, as CSD Executive Officer; and (11) Milton Seligman, as Corporate Affairs Executive Officer.

6.

Closing: With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all the members of the Company’s Board of Directors, were duly executed. Signatures - Members of the Board of Directors: Victório Carlos De Marchi, Marcel Herrmann Telles, Roberto Herbster Gusmão, John Franklin Brock III, Carlos Alberto da Veiga Sicupira, José Heitor Attilio Gracioso, Brendt David Willis, Vicente Falconi Campos and Luis Felipe Pedreira Dutra Leite; President: Victório Carlos De Marchi ; Secretary: Pedro de Abreu Mariani.

São Paulo, April 12, 2005.

[Signatures]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.